Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the nine month period ended September 30, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its financial results for the three and nine month periods ended September 30, 2006 to the same periods in the previous year.  This MD&A should be read in conjunction with the Company’s annual MD&A for the year-ended December 31, 2005 and the Company’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2006.  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.  This MD&A is made as of November 9, 2006.

This MD&A contains “forward looking information” within the meaning of the Ontario Securities Act and “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s most recent Annual Information Form.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

Table of Contents

1.

Summary of Recent Activities and Business Outlook

2.

Review of Financial Results

3.

Liquidity and Capital Resources

4.

Financial Outlook

5.

Disclosure of Outstanding Share Data

1. SUMMARY OF RECENT ACTIVITIES AND BUSINESS OUTLOOK

Project Development and Permitting

In September 2006 the Company announced a production decision for its 100% owned Meadowbank Gold Project, located in Nunavut, Canada.  The production decision was made following a positive development recommendation by the Nunavut Impact Review Board (“NIRB”) to the Federal Minister of Indian Affairs and Northern Development in late August 2006.

The NIRB’s positive recommendation concluded a two and a half year comprehensive review and public hearing process involving multi-disciplinary Federal, Territorial, regional and community based representation.  The Federal Minister is currently reviewing and must concur with the positive NIRB recommendation before the NIRB can issue a project certificate, which is anticipated to be received in the fourth quarter of 2006.  Upon issuance of the project certificate, the processing and issuance of all ancillary permits necessary for construction can commence.

The Company has now procured and staged the initial equipment and supplies for construction of the conventional four season access road from Baker Lake to Meadowbank.  In the third quarter of 2006 the Company also continued on-site construction activities that were approved under exploration licenses and permits, including re-surfacing of the pioneer airstrip and construction of a foundation pad for a fuel storage tank.  Subject to the timely receipt of the project certificate, all ancillary permits and requisite financing, production is expected to commence in late 2008 or early 2009.

Feasibility Study

In the first quarter of 2005, the Company announced the results from the feasibility study (“Study”) on the Meadowbank Gold Project.  The results of the Study are summarized in the Technical Report prepared by AMEC Americas Ltd. (“AMEC”) in accordance with National Instrument 43-101 and filed on SEDAR on March 31, 2005.

In December 2005, bank-appointed independent engineers SRK Consulting (UK) Limited (“SRK”) completed a due diligence audit of the Study.  The Company updated the Feasibility Study financial model for the findings of the SRK audit and announced improvements to the project’s economics in December 2005.  The updated Study outlines a conventional open pit gold mine with a mine life of 8.1 years and proven and probable reserves of 2.9 million ounces.  The financial projections assume a long term gold price of US$400/oz., an exchange rate of US$0.75 per Cdn$1.00, and full equity financing.

Meadowbank Gold Project (December 2005 update)*

(assuming US$400/oz. gold, and US$0.75 per Cdn$1.00)

Open Pit Mineral Reserve (Proven & Probable)**	2,890,000 ounces
Average Life of Mine Recovery Rate	93.2%
Mine Life	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$175 US$201
Pre-tax Net Present Value @ 0% After-tax Net Present Value @ 0%	US$243 million US$155 million
Pre-tax Internal Rate of Return After-tax Internal Rate of Return	17.6% 12.8%
Pre-production Capital Costs	$313 million
Payback Period	3.8 years

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this MD&A have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this MD&A may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

* Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

** Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101.  Dr. Mike Armitage, Managing Director of SRK (the bank appointed independent engineer) is the independent Qualified Person responsible for preparation of stated reserves.

The Company recently commissioned an independent cost check of major capital items for the Meadowbank project given the number of remotely located mine developments that have announced cost increases in the range of 10% to 15% since late 2005.  The conclusions of the independent capital cost overview indicate a similar cost trend for the Meadowbank project.  The Company believes that the current construction cost estimate, within the range of the feasibility study accuracy and contingency (15%), is appropriate but will require careful monitoring as the project enters the construction phase.

Financing activities and Gold Loan Protection Program

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment and the Company’s ability to draw down under the facility are subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The proceeds from this gold loan facility would be applied to partially finance the development and construction activities at the Meadowbank Gold Project.

On April 12, 2006, the Company closed a non-brokered private placement of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $5 million.  These proceeds are being used for continued exploration of the Meadowbank gold project and on other eligible properties.

In September 2006, the Company completed a zero cost Gold Loan Protection Program in order to secure a minimum monetized value for the gold that it expects to receive under the gold loan facility.  The program was completed using purchased put options on 420,000 ounces of gold and a corresponding sale of call options on 420,000 ounces of gold.   All of the options expire in September 2007.  The Company expects to be in a position to drawdown all of the ounces under the gold loan facility by the end of the second quarter of 2007.  The zero cost collar structure ensures that the Company will receive total cash proceeds from the gold loan drawdown of at least $Cdn 254 million.

On November 2, 2006 the Company entered into an agreement under which a syndicate of underwriters have agreed to buy 16.1 million common shares of the Company at a price of $5.40 per share for gross proceeds of $86.9 million.  The underwriters also have an over-allotment option, exercisable at the issue price for a period of up to 30 days following the closing of the offering, to purchase an additional 2.4 million common shares (representing 15% of the offering) which, if exercised, will result in the Company raising additional gross proceeds of $13.1 million, or a total of $100 million.  The transaction is expected to close in the fourth quarter of 2006.

Inuit Impact Benefit Agreement

In February 2006, the Company and the Kivalliq Inuit Association announced that they had reached an agreement with respect to an Inuit Impact Benefit Agreement (“IIBA”) for the Meadowbank project.  This agreement is subject to ministerial approval.  The IIBA will ensure that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that Cumberland will provide for Inuit regarding traditional, social and cultural matters.

2006 exploration program

The 2006 Meadowbank exploration program was completed in September and was directed at resource definition of the Cannu zone, a potentially open pittable gold zone discovered in the fall of 2005, as well as exploration for new gold discoveries on the property.  Drilling at the Cannu zone has continued to yield high grades and improved definition in the zone.  In June 2006, the Company reported the discovery of the Goose South zone located approximately 400 metres south of the Goose Island deposit.

Meliadine Property Interests

On January 1, 2006, the Company received a $1.5 million option payment from Comaplex Minerals Corp. (Comaplex) with respect to its 22% interest (carried to production) in the Meliadine West Project.  In October 2006, the Company agreed to sell this interest in the Meliadine West Project and its 50% interest in the Meliadine East Project for cash consideration of $23 million.  As part of the transaction, which is scheduled to close on November 15, 2006, the purchaser agreed to assume the Company’s $19.7 million contingent non-recourse loan payable to Comaplex and has also agreed to an additional cash payment of up to a maximum of $2 million depending on the results an independent resource estimate to be completed on the Meliadine West property.  The Company will record a related accounting gain of approximately $22.8 million in the fourth quarter of 2006.

2. REVIEW OF FINANCIAL RESULTS

a) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Company’s consolidated annual financial statements for the year ended December 31, 2005.  Other than the accounting policy changes described below in Section 2(b), there have been no changes to the Company’s significant accounting policies in 2006.

The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to implement a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

On September 25, 2006 the Company announced a positive production decision for the Meadowbank Gold Project.  The Company will commence capitalizing development costs for this project effective October 1, 2006.  Development costs incurred prior to this date have been expensed.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.  No write downs of mineral property interests were recorded in the first nine months of 2006.

Site closure costs

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.  Although the timing and amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $1,754,990 at September 30, 2006 based on the expected payments of $2,794,285 to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.  Future changes in the assumed timing and amount of site restoration costs, or in the discount rate, could have a material impact on the Company’s recorded obligation for site closure costs.

Accounting for stock-based compensation

The Company accounts for stock-based compensation, including stock options and warrants granted to employees, directors and consultants, under the fair value based method.  The fair value of the stock options and warrants is calculated at the date of grant and then amortized over the vesting period.  The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options and warrants.  This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price.  The Company relies primarily on historical information as the basis for these assumptions.

b) Changes in Accounting Policies

Effective January 1, 2006 the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the income statement.

The Company has classified its investment in a public company as available-for-sale and therefore carries it at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income.  These amounts will be reclassified from shareholders’ equity to net income when the investment is sold.  Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value.  This change in accounting policy resulted in a $229,803 increase in the carrying value of investments in public companies as at January 1, 2006, representing the cumulative unrealized gain at that time.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this new standard, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  In September 2006, the Company has designated a hedging relationship with respect to its Gold Loan Protection Program (see section below “Gold Loan Financing and Gold Loan Protection Program”).

c) Results of Operations

Three and nine month periods ended September 30, 2006 compared to 2005

The Company incurred a net loss of $4.0 million ($0.07 per share) in the third quarter of 2006 compared to $2.7 million ($0.05 per share) in the third quarter of 2005.  This increase in net loss is primarily due to increased exploration and project development costs for the Meadowbank project.

The Company’s net loss for the nine month period ended September 30, 2006 was $10.9 million ($0.19 per share) compared to $7.0 million ($0.13 per share) for the same period in 2005.  This increase in net loss is primarily due to increased exploration and project development costs for the Meadowbank project, increased stock-based compensation and project financing related costs, and a reduction in the gain on investments in public companies.  These factors were partially offset by an increase in the annual option payment received from the operator of the Meliadine West joint venture.

The largest component of the Company’s net loss relates to exploration and project development costs at Meadowbank.  In the third quarter of 2006 the Company incurred exploration and development costs at Meadowbank of $3.3 million compared to $2.1 million in the third quarter of 2005.  This increase primarily relates to higher exploration drilling and transportation costs and increased costs for engineering activities as the Company approaches construction.

For the nine month period ended September 30, 2006, the Company incurred exploration and development costs at Meadowbank of $8.0 million compared to $5.7 million for the same period in 2005.  The increase in Meadowbank project costs over this period is a result of increases in environmental and permitting costs associated with the NIRB’s review, increased exploration drilling and transportation costs, and increased costs for engineering activities and public relations.

The Company had no operating revenues in the first nine months of 2006 or 2005, as it had not commenced mining operations.

In January 2006, the Company received a $1.5 million annual option payment from the operator of the Meliadine West joint venture in accordance with the option agreement signed in 1995.  The annual option payment received in January 2005 was $0.5 million.

Interest revenue in the three and nine month periods ended September 30, 2006 was higher than the same periods in 2005 by $0.1 million and $0.2 million, respectively.  The Company earned higher interest rates on its cash balances during the current year.  The gain on investments in public companies of $0.3 million in the third quarter of 2005 and $1.0 million for the first nine months of 2005 related to sales of shares in Eurozinc Mining Corpoartion.  All of the remaining shares in this investment were sold in 2005.

Stock-based compensation expense was $0.9 million higher for the nine month period ended September 30, 2006 than for the same period in 2005.  The options granted in 2006 had an average estimated fair value of $1.99 each as compared to $0.76 each in 2005.  The number of options granted in the first nine months of 2006 was 11% lower than in 2005.

Other expenses for the third quarter of 2006, including general and administrative and corporate expenses, decreased to $0.8 million from $0.9 million in the third quarter of 2005, primarily due to lower project financing costs in the third quarter of 2006.

For the first nine months of 2006, other expenses increased to $2.8 million from $2.3 million for the same period in 2005, primarily related to increased costs related to the debt financing of the Meadowbank project, and including a $0.2 million unrealized loss related to the ineffective portion of the hedge for the Gold Loan Protection Program (see section below “Gold Loan Financing and Gold Loan Protection Program”).

d) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2006				2005			2004
	Third	Second	First	Fourth	Third	Second	First	Fourth

Option receipts	-	-	1,500,000	-	-	-	500,000	-
Other income	276,497	301,646	223,801	207,563	478,239	358,457	860,459	354,885

Exploration and development costs	(3,447,756)	(3,367,618)	(1,609,739)	(1,799,989)	(2,191,953)	(2,572,390)	(1,103,617)	(939,069)
Stock-based compensation	(40,456)	(1,910,887)	(33,062)	(33,062)	(52,804)	(939,518)	(92,287)	(194,272)
Other expenses	(829,466)	(835,061)	(1,124,425)	(1,050,676)	(944,328)	(699,087)	(617,044)	(557,591)

Net loss	(4,041,181)	(5,811,920)	(1,043,425)	(2,676,164)	(2,710,846)	(3,852,538)	(452,489)	(1,336,047)
Net loss per share	(0.07)	(0.10)	(0.02)	(0.05)	(0.05)	(0.07)	(0.01)	(0.02)

The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

3. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of cash during the first nine months of 2006 was the $5.0 million gross proceeds received upon the issuance of 833,333 flow-through common shares through a non-brokered private placement completed in April 2006.  The Company also received a $1.5 million annual option receipt from the operator of the Meliadine West joint venture in January 2006.  In addition, the Company received $1.4 million of cash from the issuance of common shares for exercised stock options and also earned interest income of $0.8 million in the nine month period ended September 30, 2006.

In October 2006, the Company agreed to sell its 22% interest in the Meliadine West Project and its 50% interest in the Meliadine East Project for cash consideration of $23 million.  This transaction is scheduled to close on November 15, 2006.  The purchaser has also agreed to a potential future cash payment of up to a maximum of $2 million depending on the results of an independent resource estimate to be completed on the Meliadine West property.

On November 2, 2006 the Company entered into an agreement under which a syndicate of underwriters have agreed to buy 16.1 million common shares of the Company at a price of $5.40 per share for gross proceeds of $86.9 million.  The underwriters also have an over-allotment option, exercisable at the issue price for a period of up to 30 days following the closing of the offering, to purchase an additional 2.4 million common shares (representing 15% of the offering) which, if exercised, will result in the Company raising additional gross proceeds of $13.1 million, or a total of $100 million.  The transaction is expected to close in the fourth quarter of 2006.

The Company has not yet commenced mining operations and consequently has no other internal sources of cash.

At September 30, 2006 the Company had cash and cash equivalents of $21.5 million (December 31, 2005 - $27.9 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in banker’s acceptances with maturities through October 25, 2006.  The counter-parties are financial institutions.  At September 30, 2006, these instruments were yielding a weighted average interest rate of 4.0% per annum (at December 31, 2005 – 3.0% per annum).

In the first nine months of 2006, the Company used net cash of $4.8 million in operating activities.  This net use of cash primarily related to Meadowbank exploration and development costs and other corporate costs, which were partially offset by the option receipt and interest income.

The Company also made capital expenditures of $7.1 million in the first nine months of 2006, primarily related to the procurement and mobilization of equipment and supplies required for the construction of the four season access road from Baker Lake to the Meadowbank project site.  The Company also made an advance payment of $0.8 million for hourly usage charges for mobile equipment in 2008.

At September 30, 2006 the Company had working capital of $12.1 million as compared to $27.5 million at December 31, 2005.  Approximately $4.8 million of the reduction in working capital since December 31, 2005 is attributable to an unrealized market to market liability on derivative instruments that expire in September 2007 and which were put in place under  the Company’s Gold Loan Protection Program (see section below).  If the options are settled on the maturity date (September 20, 2007) and the spot price of gold at that time is between $Cdn 605 and $Cdn 800 per ounce, there will be no cashflows resulting from the settlement of the options.

Gold Loan Financing and Gold Loan Protection Program

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment and the Company’s ability to draw down under the facility are subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The proceeds realized from this project debt facility will finance a significant portion of the development and construction activities at the Meadowbank Gold Project.

In September 2006, and as a condition of the gold loan, the Company completed a zero cost Gold Loan Protection Program in order to secure a minimum monetized value for the gold that it expects to receive under the gold loan facility in 2007.  The following derivative contracts were acquired under this program and remain outstanding at September 30, 2006:

	Average Strike Price	Ounces	Maturity Date

Call options sold	$Cdn 800	420,000	September 20, 2007
Put options purchased	$Cdn 605	420,000	September 20, 2007

These derivatives were acquired at zero cost and the Company will not be required to post any security deposit.  The counter-parties are major European financial institutions.

The purchased put options ensure that the Company will receive total cash proceeds from the monetization of the gold loan of at least $Cdn 254 million.  These derivative instruments provide a cashflow hedge for the anticipated monetization of the gold loan in 2007.  The Company expects to meet the conditions of the gold loan facility and be in a position to drawdown all of the ounces under the gold loan facility by the end of the second quarter of 2007.

The total fair value of the derivative contracts of ($4,794,030) is recorded on the balance sheet as a current liability at September 30, 2006.  Of this amount, $225,986 has been recorded on the statement of loss as an unrealized derivative loss and the remaining balance of $4,568,044 has been classified on the balance sheet as accumulated other comprehensive income.

The fair value of these contracts at September 30, 2006 was estimated using a Black-Scholes option pricing model assuming volatility factors of 23% for the call options and 19% for the put options, a risk free interest rate of 4% and a spot gold price of $Cdn 670 per ounce.  The fair value of the options, as determined by the Black-Scholes option pricing model, is particularly sensitive to changes in the spot price of gold and volatility assumptions.  The volatility assumptions used in the valuation model are believed to be reflective of actual market transactions for Canadian dollar gold options at September 30, 2006.  The following tables show the sensitivity of the option valuation at September 30, 2006 to changes in these assumptions:

Sensitivity to Spot Price of Gold:		Sensitivity to Call Volatility:		Sensitivity to Put Volatility:
	Fair value		Fair value		Fair value
$Cdn 620/oz	+ $6,111,732	22%	- ($3,822,432)	18%	- ($5,563,527)
$Cdn 670/oz	- ($4,794,030)	23%	- ($4,794,030)	19%	- ($4,794,030)
$Cdn 720/oz	- ($15,759,490)	24%	- ($5,780,862)	20%	- ($4,002,415)

If the options are settled on the maturity date (September 20, 2007) and the spot price of gold at that time is between $Cdn 605 and $Cdn 800 per ounce, there will be no cashflows resulting from the settlement of the options.

Commitments and contractual obligations

The Company has committed to capital expenditures for construction activity at Meadowbank, primarily for the procurement and mobilization of contractor’s equipment and other supplies required for construction of the access road from Baker Lake to the Meadowbank site.  The Company estimates that as at September 30, 2006 the committed capital expenditures, net of resale recoveries, are approximately $12 million.

In September 2006, the Company renegotiated an existing agreement with a third party provider of mobile equipment.  The revised agreement requires the Company to incur minimum hourly usage charges for mobile equipment prior to the end of 2007, at a total cost of $4,405,484.  The timing of the payments will be based on actual usage of the specified equipment.  A total capital lease obligation of $3,958,829 has been recorded as at September 30, 2006.  The Company currently does not expect that it will be able to meet the minimum hourly usage requirement until 2008.  The Company has the option of extending the agreement to the end of 2008 in which case the Company’s total obligation would increase.  This increase is included in the $12 million capital expenditure commitment referred to above.

In connection with the flow-through financing completed in April 2006, the Company is required to spend a further $1.2 million on qualifying Canadian exploration expenditures prior to December 31, 2007.

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Five of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of September 30, 2006, the estimated contingent payment with respect to such bonuses is approximately $1.8 million, none of which has been accrued.

As at September 30, 2006, the Company has a contingent loan balance of $19.7 million [December 31, 2005 - $17.2 million].  This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).  In October 2006, as part of the sale agreement for the Meliadine property interests, the purchaser has agreed to assume this contingent loan obligation.

The Company has estimated future costs of $2.8 million (December 31, 2005 - $1.2 million) to be incurred primarily in 2017 related to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.  The estimated fair value of this future obligation is accrued as a liability on the Company’s balance sheet in the amount of $1.8 million as at September 30, 2006.

4. FINANCIAL OUTLOOK

The outlook for the Company is dependent on the successful permitting, development and exploitation of the Meadowbank Gold Project.  Assuming that all required approvals are received with respect to Meadowbank, substantial long-term financing would be required to develop and construct the property.  The initial capital costs for the Meadowbank project, as estimated in the AMEC Technical Report (Q1 2005) and updated by SRK in December 2005, are $313 million.  This amount excludes cost inflation adjustments since December 2005, working capital, capitalized financing costs and any costs associated with cost overrun security required as a condition of bank financing.  Based on the results of an independent cost check of major capital items for project, the Company believes that the current construction cost estimate, within the range of the feasibility study accuracy and contingency (15%), is appropriate but will require careful monitoring as the project enters the construction phase.

Financing for the Meadowbank project is expected to be derived from a combination of debt and equity financing.  The Company has received a conditional bank commitment for a 420,000 ounce gold loan facility (see above section “Gold Loan Financing and Gold Loan Protection Program”).  The Company has also completed a zero cost Gold Loan Protection Program in order to secure a minimum monetized value of $Cdn 254 million for the gold that it expects to receive under the gold loan facility in 2007.  The Company anticipates that the maximum monetized value of the gold loan facility will be capped by the banks at an amount between $Cdn 275 million and $Cdn 285 million.  In November 2006 the Company entered into an agreement with a syndicate of underwriters to raise gross proceeds of $86.9 million from the issuance of 16.1 million common shares of the Company.  Under this agreement, the underwriters also have an over-allotment option to purchase an additional 2.4 million shares (representing 15% of the offering) which, if exercised, will result in the Company raising additional gross proceeds of $13.1 million, or a total of $100 million.  The ultimate success of Meadowbank will be dependent on, among other factors, the actual capital and operating costs of the project, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company partially finances the development of Meadowbank with long-term debt financing, the Company’s future profitability may be sensitive to market interest rates.

The Company expects to spend an additional $0.7 million on exploration activities during the remainder of 2006.  The Company also expects additional expenditures of approximately $0.7 million for Meadowbank project development activities during the remainder of 2006 and $1.8 million for general and administrative, project financing and other corporate expenditures.  Depending on the timely receipt of the requisite permits and licenses, the Company anticipates that it could spend an additional $17 million on construction activities in the fourth quarter of 2006.  The Company would be able to fund these expenditures from its existing cash balances.

5.  DISCLOSURE OF OUTSTANDING SHARE DATA

The following is a summary of changes in outstanding shares, stock options and warrants since September 30, 2006:

	Common shares outstanding	Stock options outstanding	Warrants outstanding	Share capital $
Balance, September 30, 2006	56,703,274	4,337,250	250,000	119,860,732
Stock options granted	-	10,000	-	-
Stock options exercised	55,000	(55,000)	-	207,856
Balance, November 9, 2006	56,758,274	4,292,250	250,000	120,068,588